INVESTOR AGREEMENT

THE INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED, OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND THE SECURITIES MAY NOT BE SOLD, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT AS MAY BE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT.

THE INVESTOR'S INTERESTS REPRESENTED BY THIS AGREEMENT ARE NOT REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.

THE INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, HE/SHE/IT MUST RELY ON HIS/HER/ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF RETURNS. INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT HE/SHE/IT MAY LOSE HIS/HER/ITS ENTIRE INVESTMENT.

This agreement ("Agreement") is entered into by and between Tale of Nicky Newark LLC, a New Jersey Limited Liability Company, having its principal place of business at 121 Church Street, Ramsey, NJ 07446 (the "Company"), and [INVESTOR NAME]_______________ the Wefunder investor ("Investor") in connection with certain investments made by Investor to Company for the production of the motion picture entitled "*The Tale of Nicky Newark*" (the "Picture"). The writer and director of the Picture is David LaRosa.

This Agreement is being offered by the Company to investors using the Wefunder Portal. Throughout this Agreement, Wefunder Inc., Wefunder Advisors, and Wefunder Portal will be referred to collectively as "Wefunder". Wefunder operates the websites known as "wefunder.com" and "xx.team" which facilitates securities offerings (the "Offerings") by early-stage start-up companies.

Wefunder provides certain documents to its users and Investors which are described in detail in the Wefunder Disclosure Statement; said Disclosure Statement and related documents are hereby incorporated by reference and made a part of this Agreement. Such documents are described by Wefunder as "Portfolio Company Information" and include but are not limited to Wefunder, Inc.'s Terms of Use, the Limited Liability Company Agreement, Series Appendix to the LLC Agreement, Indication of Interest, the Subscription Agreement, and the information on the Wefunder website about the Company. All of the aforementioned documents constitute the "Portfolio Company Information."

Company has engaged Wefunder as the intermediary for the Regulation Crowdfunding offering described herein. Wefunder is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority.

Company has set a target offering amount of Two Hundred and Sixty Thousand ($260,000) Dollars ("Target Amount") and a maximum offering amount of Five Hundred Thousand $500,000 Dollars ("Maximum Amount"). The Parties understand and agree that there are no guarantees that Company shall obtain the Target Amount as explained in detail below. In addition, there is no requirement that Company reach the Maximum Amount and no penalty in the event it does not do so.

In consideration of the foregoing and based upon the mutual covenants set forth in this Agreement between Company and Investor, the parties hereby agree to the following terms and conditions:

1. Investment. Investor wishes to participate in this Regulation Crowdfunding Offering using the Wefunder Portal. Investor agrees to make an investment in the Picture in the amount set forth on the signature page of this Agreement ("Investment Amount" or "Investment"), which Investment Amount shall be applied toward the production of, and if funds remain, the marketing and distribution of, the Picture. Investor shall make payment for the aforementioned Investment Amount to Company through the Wefunder Portal upon Company's satisfaction of the Conditions Precedent as defined herein below.
    a. Conditions Precedent. The Investor shall pay the Investment Amount as described in this Agreement provided that: (1) the minimum production budget for the Picture is received (specifically, the Target Amount of $260,000.00), and (2) signed Agreements from other investors in the aggregate amount of at least $260,000.00 (less the Investment Amount) are obtained.
    b. Investor understands that if Company cannot, for any reason, obtain the necessary funding to meet the Target Amount, Investor's contribution shall not be required and Investor shall have no interest whatsoever in the Picture now or in the future.
    c. First Priority Investors. First Priority Investors is defined as any individual who has made an investment in this Offering using the Wefunder Portal.
    d. Second Priority Investors. Second Priority Investors is defined as individuals who invest money with Company in connection with the Picture after the completion of a successful Wefunder raise, including but not limited to "in-kind" services, if any, which may be rendered to the Picture (ie. post-production editing, color, or sound mixing services) accepted on the same terms as they would be for cash. Company, within its sole discretion, shall have the right but shall not be obliged to accept investments on an "in-kind" basis in connection with the Picture without the written consent of Investors.
    e. Early Bird Investors. Investors who contribute to the first $100,000 of Investor Funds (the "Early Bird Investor Funds") in the Wefunder Offering that is

contemplated by this Agreement ("Offering") will be designated as Early Bird Investors.

f. Investor understands that this Agreement shall not become effective unless and until the Investment Amount is paid in full to the Company pursuant to the terms hereof.

2. Production Budget.
   a. Company's estimate of the Picture's production budget as of the date hereof has been provided as part of the Portfolio Company Information. It is understood and agreed by the Parties that Company may adjust the production budget to accommodate for enhancements, budgetary increases, overages, additional expenses, and/or contingencies in connection with the completion of the Picture.
   b. The final budget will be determined by Company in its sole discretion.
3. The Company.
   a. The Company is a limited liability company that was formed in accordance with the laws of the State of New Jersey and has the authority and power to conduct its business as currently being conducted and to enter into this Agreement.
   b. All payments made by Investor pursuant to this Agreement shall be deposited in the Company's (or its designee's) production account at a financial institution to be designated by Company in Company sole discretion.
   c. The Company is managed by managers, not members. Therefore, the management of Company is vested exclusively with and solely in the Managers of the Company. Investor will have no right to participate in the management of the Company.
   d. The Investor shall not have any voting rights and shall not have any active participation role in the Company, the Picture, or the business of the Company. The Investor shall be a "passive investor" of the Company. The Company has an Operating Agreement in effect, and, in the event of any conflict between the Operating Agreement of the Company and this Agreement, the terms of this Agreement shall prevail.
   e. The Company has been organized solely for the purposes of developing, producing, and exploiting the Picture.

4. The Picture. (a) The Company shall be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture. Company shall have the right to have the Picture exploited in any manner and in any and all media as the Company in its sole discretion shall determine. However, Company will not have the financial capability to distribute the Picture itself. Accordingly, Company shall endeavor to arrange for third parties to distribute and/or exploit the Picture. Funds received by the Company with respect to the distribution and/or other exploitation of the Picture shall be deposited into the Company's (or its designee's) bank account and shall be distributed in accordance with the terms of this Agreement.
   (b) The Parties acknowledge, agree and understand that that the current Covid-19 pandemic may impact the production schedule and any such impact may be deemed an event of Force Majeure in the Company's sole discretion.

(c) The Parties acknowledge that while there is presently a Letter of Intent for distribution of the Picture, there is presently no agreement with any distributor to distribute the Picture. The success of the Picture is dependent upon the Company's ability to complete the Picture, the attractiveness of the final product to a distributor, and a distributor's willingness to commit substantial sums to promote the Picture successfully. The gross revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, television, home video, streaming, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. The negotiation of final distribution agreements, which frequently occurs (if at all) near the time of completion of motion pictures, will have a substantial impact upon the amount of receipts available to the Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to the Company. Furthermore, although the Company has agreed to use commercially reasonable efforts to cause the Picture to be distributed, there is no assurance that the Picture will be distributed or that such distribution will be profitable to the Company. The fact that any distributor derives profits from its own distribution of the Picture will not, in turn, assure that the Company will also derive profits therefrom.

5. Perks & Credits. Company will grants certain perks to Investors based upon the amount of his/her investment amount described below and after items become available:
    a. Investment Amount of $200- Investor will receive a Special Thank You Credit in the Film.
    b. Investment Amount of $400- Investor will receive an exclusive Q&A session with Writer/Director David LaRosa and cast prior to the movie going into production. (Includes special Thank You Credit referenced above.)
    c. Investment Amount of $750- Investor will receive an advanced screening copy of the film before it's released plus exclusive behind-the-scenes videos throughout the entire production. (Includes Q&A and Thank You Credit referenced above.)
    d. Investment Amount of $1,500- Investor is invited to be an extra in the movie. If Investor finds his/her own way to Company's filming location, Company will get Investor on camera so he/she can appear in the movie. (Includes advanced screening copy, behind-the-scenes videos, exclusive Q&A and Thank You Credit referenced above.)
    e. Investment Amount of $5,000- Investor will receive an awesome prop used in the movie signed by the cast and crew and delivered to Investor's door. Investor will also receive exclusive access to tickets for any film festivals in which the Picture is featured. (Includes all the previous perks set forth in paragraphs (a) through (d) reference above too.)
    f. Investment Amount of $10,000- Investor will be named as an "Associate Producer" in the film credits and on IMDB, and as an Associate Producer, Investor and a guest will also have the chance to meet the cast and crew and spend a day with them during filming. (Filming date/location TBD.) (Includes all the previous perks set forth in paragraphs (a) through (e) above too.)
    g. Investment Amount of $20,000- Investor will be named as a "Co-Executive Producer" in the film credits and on IMDB and Investor is invited to visit the set and hang out as well as join the Director and members of the Cast for dinner as their guest. (Filming date/location TBD.) (Includes all the previous perks as set forth above in paragraphs (a) through (f) above too.)

Note: Perks will only occur in the event the Offering is successfully completed and this Agreement becomes effective.

6. Gross Proceeds; Adjusted Gross Proceeds; Recoupment of Investment.

(a) Gross Proceeds. "Gross Proceeds" shall mean all revenue that has been earned and received by Company from the distribution, exhibition, and other exploitation of the Picture that is non-returnable and nonrefundable. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay Investors providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. Excess cash received from any monies raised through this Offering and non-recoupable grant monies shall not be included in the definition of Gross Proceeds, provided that any such monies are used by Company solely in connection with the production, completion, promotion, delivery and/or exploitation of the Picture.

(b) Adjusted Gross Proceeds. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, advertising, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, insurance, accounting fees, attorney fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred

compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture.

(c) Recoupment of Investment & Percentage Share in Profits. Investor shall recoup his/her/its Investment and Adjusted Gross Proceeds (as defined herein above) shall be allocated in the following manner and order of priority listed below:

a. First, Company shall have the right to repay any first priority indebtedness incurred by Company, along with all applicable fees and interest, on a pro-rata *pari passu* basis amongst all lenders (to the extent applicable), provided that such debt is used by the Company toward the production of the Picture and provided that such indebtedness is secured against the anticipated film tax credits that may be payable to Company in connection with the Picture;
b. Then, one hundred (100%) percent of the Adjusted Gross Proceeds shall be paid to the First Priority Investors (those investing through this Offering as described in paragraph 1(c) above) until such time, if ever, as the First Priority Investors have recouped one hundred (100%) percent of his/her/its investment in the Picture in the amount totaling the final dollar value raised in the initial raise on the WeFunder Platform (the "First Priority Investment");
c. Then, Second Priority Investor, if any, shall receive their proportionate share of one hundred (100%) percent of Adjusted Gross Proceeds on a *pari passu* basis until the Second Priority Investors have recouped one hundred (100%) percent of their respective investment in the Picture (including the Investment together with all amounts invested by other Second Priority Investors being collectively referred to herein as the "Second Priority Investments");
d. Then, the Early Bird Investors, the First Priority Investors and the Second Priority Investors shall receive their proportionate share of one hundred (100%) percent of the remaining amounts of Adjusted Gross Proceeds on a *pari passu* basis with each other until the Early Bird Investors have recouped an amount equal to thirty (30%) percent of the Early Bird Investor Funds; the First Priority Investors have recouped an amount equal to twenty-five (25%) percent of the First Priority Investment; and the Second Priority Investors have recouped an amount equal to twenty-five (25%) percent of the Second Priority Investment;
e. Then, once the Investors have recouped their Investment and the above stated percentages of their respective Investments, David LaRosa shall receive payment for his work as the writer and director of the Picture;

f. Thereafter, the First Priority Investors and the Second Priority Investors shall receive their proportionate share (based on the ratio that their respective financing contributions bear to the aggregate of the First Priority Investment and Second Priority Investment) of fifty (50%) percent of the Adjusted Gross Proceeds from the exploitation of the Picture on a pari passu basis with each other ("Investor Net Proceeds"). The remaining fifty (50%) percent of the Adjusted Gross Proceeds from the exploitation of the Picture ("Company Net Proceeds), if any, shall be distributed within the sole discretion of the Company; and

g. "Proportionate share" shall be defined as the proportionate amount that the respective First Priority Investment and Second Priority Investment represents against final Capitalization.

7. No Representations, Warranties, Guaranties or Assurances of ROI or Profits. Company makes no representations, warranties, guaranties or assurances to Investor that he/she/it will receive a return of the Investment, or any profit in excess of their capital investment. There are no assurances that the Company will achieve its investment objective or avoid substantial losses. The Investor has been advised to seek independent legal counsel before making the Investment commitment and hereby represents to Company that he/she/it fully understands and can withstand, that there is an extremely high risk of loss associated with making the Investment. The Investor acknowledges that no assurances, guarantees, representations, or warranties have been given that, by entering into this Agreement that any recoupment and/or profits will be realized and that the Investor is not relying and has not relied on any statements, representations, or warranties of any person or entity in making the decision to provide the Investment or to enter into this Agreement. The Investor is sophisticated in investment and business matters and is knowingly, voluntarily, and intelligently entering into this Agreement, especially with respect to the Investment. A more comprehensive list of Risk Factors is attached hereto as "*Exhibit A To Investor Agreement*" and made a part hereof.

8. Rights. (a) Company owns all right, title and interest in and to the Picture including without limitation all copyright and all derivative rights thereof and all rights thereto. Investor shall have no ownership interest in the Picture as a result of this Agreement. Company (or its designee) shall own, solely and exclusively, on a worldwide basis, the entire copyright (and all extensions and renewals of copyright) in and to the Picture and all film, tape, databases, and other physical materials embodying the same and/or created in connection therewith, as well as the screenplay for the Picture, all characters, events, stories, narratives, dialogue, music, effects and other elements contained therein and all of the results and proceeds of Company's services (collectively, the "Materials"), and may, at its option, file copyright registrations for all rights associated with or derived from the Picture in Company's name.
(b) All decisions about, regarding, or otherwise pertaining to the creative and business aspects of the Company and the Picture shall be made by the Company and David LaRosa. Investor shall not have any say over any aspect of production or any commitments or contracts relative to any of the foregoing. Company reserves the right to

add, omit or change scenes, characters, locations, names, and other elements of the picture.

9. Investor Acknowledgments, Warranties and Representations. Investor makes the following warranties and representations to Company:
   a. Investor acknowledges that he/she/it has received any and all material information related to the Company and Picture, this investment, the entertainment industry, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and the risks of this investment, and Company has answered any and all questions Investor may have had; Investor acknowledges that he/she/it might not recoup part of all of its Investment.
   b. Investor acknowledges that all securities-related laws and regulations have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgement.
   c. Investor acknowledges that it shall not be deemed as processing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, dialogue, plot, themes, visuals, 'world' or 'universe,' or other elements of the foregoing.
   d. Investor is properly able to evaluate the proposed business of the Company and the inherent risks therein.
   e. Investor has reviewed with his own tax advisor(s) and/or attorney(s) the federal, state, local, and foreign tax consequences of this investment and the transaction contemplated by this Agreement and is relying solely on such advisors and not on any statements or representations of the Company in connection therewith. The Investor understands that they, and not the Company, shall be solely responsible for their own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.
   f. Investor may not sell, assign, transfer, pledge, gift, bequest, or otherwise dispose of, hypothecate or encumber this Agreement or Investor's rights and obligations under this Agreement or any interest therein, including, without limitation, Investor's interest in Adjusted Gross Proceeds.
   g. Investor is fully aware that in agreeing to enter into this Agreement, Company is relying upon the truth and accuracy of the representations and warranties of Investor made herein.
   h. Investor warrants and represents that he/she/it is free to enter into this Agreement and to perform all of the obligations undertaken by the Investor hereunder and that it is not under any disability, restriction or prohibition, whether contractual or otherwise, with respect to the Investor's rights to perform hereunder.
   i. Investor acknowledges that this Investment is not being done for purposes of resale.
   j. Investor agrees not to sell or offer to sell securities related to investing in the development and/or production of the Picture.
   k. Investor agrees to act in good faith and fair dealing with respect to this Agreement and shall not at any time disparage the Company, its managers, members, agents,

assigns, employees, professionals, and/or the Picture, its directors, producers, staff, cast, crew, production team and other related parties.

l. Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force and effect and the Company shall return any Investment Amount previously paid, without interest thereon, to Investor.

10. Indemnification. Investor shall indemnify and hold harmless the Company, its managers, officers, agents, (including legal counsel and tax professionals) from and against any and all liability, damages, costs, and expenses, including reasonable attorneys' fees and costs, in connection with the Investor's uncured material breach of this Agreement and/or any of the Investor's representations, warranties, and covenants made herein or in connection with the Offering. This provision shall survive termination of this Agreement.

11. Force Majeure. Without limiting the generality of anything else contained herein, Company will not be deemed in default and will not be liable to Investor if Company is unable to commence or complete production or photography of the Picture by reason of fire, earthquake, flood, personal accident, epidemic, pandemic, explosion, strike, lockout, lockdown, quarantine mandate, riot, civil disturbance, the act of a public enemy, embargo, large-scale supply shortages, impossibility of the use of railways, shipping, aircraft, motor transport or other means of public or private transport, war, terrorist act, act of God, or the death, illness or incapacity of the director, producer, Company manager, or any principal member of the Picture's cast or crew, or direction of any municipal, county, state or national ordinance or law, any executive or judicial order, or any failure or delay of the laboratory processing the Picture's negatives, or similar causes beyond the Company's control. In the event of any force majeure event that exceeds twelve (12) consecutive weeks, upon written request by the Investor, the Company agrees to remit Investor's pro-rata share of the Investment, from any monies remaining in the Production Budget.

12. Independent Contractors. The Parties each acknowledge that they are independent contractors and that no partnership, joint venture, agency or employment relationship has or will be created by this Agreement. Investor shall not have the authority to bind the Company or enter into any agreement on Company's behalf or related to the Picture or any rights therein.

13. No Restriction on Other Business Activity. Each of the Parties acknowledges that this Agreement relates only to the Company and Picture and that none of the Parties will in any way be restricted from engaging or participating in any other business activity (including any motion picture activity), whether or not competitive to the Picture.

14. Maintenance of Books and Records & Accounting. (a) The Company shall maintain complete books and records with respect to the distribution and exploitation of the Picture. Investors who have invested at least $50,000 ("Major Investors"), shall have the right to request that Company provide him/her/it with a written statement of monies due to Major Investor, along with accompanying payments, if any, ("Investor Statement") within a reasonable time after the expiration of the one-year period from the initial

distribution of the Picture. Thereafter, on an annual basis, Major Investor may request an Investor Statement for as long as the Picture generates Adjusted Gross Proceeds and for as long as the Major Investor is entitled to receive sums hereunder. If any error is made by the Company in any Investor Statement, it may be corrected by the Company thereafter by making any necessary deductions or additions on subsequent Investor Statements, or at the Company's option by rendering an amended Investor Statement. Any Investor Statement rendered by the Company hereunder shall be deemed conclusively true and correct and binding upon the Investor, and shall constitute an account stated and be incontestable unless Major Investor delivers to the Company in writing specific objections, setting forth specific transactions or items objected to and the basis of such objections, within one (1) year from the date of such Investor Statement. Any recovery by the Major Investor shall be limited to those items specifically objected to in writing by the Major Investor within said one (1) year period. The Major Investor shall be foreclosed from maintaining any action, claim or proceeding against Company with respect to any statement or accounting due hereunder unless such action, claim or proceeding is commenced against Company in a court of competent jurisdiction within one (1) year from the date such accounting is rendered.

15. Notices. All notices pursuant to this Agreement shall be in writing and shall be served by personal delivery to the Investor or Company as the case may be, or by registered or certified mail, return receipt requested, at their addresses set forth on the first page of this Agreement, as well as any Party may change its address at any time by written notice to the other Party. Notices served by mail shall be deemed to be served three (3) business days next following deposit in the U.S. mails. In addition to the aforementioned methods of serving notice, the Parties shall serve a copy on each other via email. The email address for notice to the Investor shall be the one provided to the portal by the Investor. The email address for notice to the Company shall be taleofnickynewark@gmail.com.
16. General Provisions.
    a. This Agreement is intended for the exclusive benefit of the parties hereto and, except as otherwise expressly provided herein, shall not be for the benefit of, and shall not create any rights in, or be enforceable by, any other person or entity.
    b. This Agreement contains the entire understanding of the Parties, and supersedes all prior agreements and understandings between the Parties. This Agreement may not be amended except by a written instrument signed by both Parties.
    c. If any part of this Agreement is deemed void or invalid by a court of competent jurisdiction, that decision shall not affect any other provisions hereof, and the remainder of this Agreement shall be effective as though such void or invalid provision had not been contained herein.
    d. The waiver by any Party of any term or condition of this Agreement, or any part hereof, shall not be deemed a waiver of any other term or condition of this Agreement, or of any later breach of this Agreement, or of any part thereof.
    e. This Agreement shall be governed by the laws of the State of New Jersey applicable to agreements made and wholly performed therein. The Parties hereby consent and agree that the state and federal courts of the State of New Jersey shall be the exclusive venue for any controversies in connection with this Agreement.

f. Investor agrees that any claim or dispute he has with the Company shall be conducted only on an individual basis and not in a class, collective or representative action or as a named or unnamed member in a class, collective, consolidated or private attorney general action, unless both Investor and Company specifically agree to do so in a writing signed by both parties.
g. In the event of a breach of this Agreement, the Investor's remedies shall be limited solely to an action at law for monetary damages actually suffered, if any, but in no event shall said damages be greater than the amount of his/her/its Investment. Investor agrees that any recourse, action or claims he/she/it shall make shall only extend to the Company and not to its members, partners, or owners.
h. The unsuccessful party in any dispute, claim, proceeding, action or litigation under this Agreement shall reimburse the successful party for the legal fees, costs and disbursements which it incurs as a result of the same.
i. In no event shall the Investor be entitled to: (a) seek to or obtain injunctive or other equitable relief in connection herewith or with the Picture (or any rights therein, thereto, or in connection therewith) or any rights granted or agreed to be granted herein, or (b) restrain or otherwise interfere with the development, production, exhibition, promotion, distribution, advertising, and/or other exploitation of the Picture, any rights therein, thereto, and/or in connection therewith, or any rights granted or agreed to be granted herein. The Investor irrevocably waives any right to equitable or injunctive relief. This representation is a material inducement for Company entering into this Agreement with Investor.
j. This Agreement may be executed in counterparts, all of which together shall constitute a single agreement. Signatures obtained via fax or electronically transmitted (i.e., pdf) shall be valid and enforceable as if signed by the Parties in person.
k. The paragraph headings within this Agreement are for convenience purposes only and shall in no way be considered dispositive with respect to the interpretation of any paragraph of the Agreement or the Agreement itself.
l. Company shall have the unrestricted right to assign, sell, delegate, or otherwise transfer this Agreement and its rights and obligations under this Agreement (in whole or in part), however, any such assignment shall be made specifically subject to the terms and conditions of this Agreement.
m. Investor and Company shall execute and deliver any and all additional papers, documents, and other instruments and shall do any and all further acts and things reasonably necessary in connection with the performance of its obligation hereunder to carry out the intention of this Agreement.
n. The parties agree to keep confidential this Agreement and the subject matter herein, which shall not be disclosed to any third party except: (a) as it has become generally available to the public; (b) to the parties' agents, representatives, attorneys, and professional advisors, and on a need-to-know basis; (c) in order to comply with any law, rule regulation or order of any governmental authority with jurisdiction over the subject matter herein; and (d) as may be required for either party to enforce his/her/its rights under this Agreement.

WHEREFORE, the Parties have agreed to the terms of this Agreement by and agree to the terms set forth in WeFunder's guidelines upon investing on the WeFunder platform. By accessing the WeFunder and/or using the Services, all parties agree to be bound by all of the provisions of WeFunder's Terms of Service.

[WEFUNDER PROVIDES SIGNATURE PAGE ON ALL INVESTOR AGREEMENTS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]________.

COMPANY:

Tale of Nicky Newark LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

Exhibit A To Investor Agreement

Risk Factors

The business of Company is to finance, produce and exploit the Picture and the ancillary rights therein held by Company. Company hereby discloses and Investor hereby acknowledges the following risk factors related to the business of Company and investment made by Investor which include but are not limited to: (1) the risk of loss is high in such ventures in comparison with the prospects for any profit, and, therefore investment in the Company is suitable only for those investors who do not require liquidity in their investment; (2) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the Investment will result in a gain or loss to the investors, and, therefore **ANY POTENTIAL INVESTOR PARTY TO THE AGREEMENT SHOULD NOT INVEST IN THE PICTURE UNLESS SUCH PARTY IS PREPARED FOR THE POSSIBILITY OF TOTAL LOSS OF THE INVESTMENT**; (3) the success of a film in theatrical distribution, television, home video and other ancillary markets is dependent upon public taste which is unpredictable and susceptible to change; and (4) the success of a film may also be significantly affected by the number and popularity of other films being distributed, and, therefore the success of a motion picture is impossible to predict and absolutely no assumptions should be made respecting the ultimate economic results which may be realized by the Picture. In addition to the aforementioned, the risks of an investment in the Company and in connection with the Picture include, without limitation, the following:

(a) Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based upon available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable the Company to recoup all or any portion of its Investment or to yield a profit on its Investment. Furthermore, until the completion of post-production and the sale of the Picture to a distributor, it is unlikely that the Company will derive any revenues from the Picture. In addition, the Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

(b) Risks of Motion Picture Production. There are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment difficulties, destruction of completed film negatives or unanticipated adverse weather conditions. The occurrence of any such event may cause delays and increase production costs and may have a material adverse effect upon the Investment. These or similar events are beyond the control of Investor and/or the Company. To the extent that contributions to the capital of Company are insufficient to cover all production costs of the Picture, Company will make every attempt to raise additional funding or mitigate the issue. In the event the Company cannot raise additional funds, all such contributions may be lost.

(c) Competition. Company intends to engage in a highly competitive business and therefor the Investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of personnel. After the completion of its production, the Picture will, upon its distribution, be competing with other motion pictures and, indirectly, with other forms of public

entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on the Investor's Investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

(d) Lack of Diversification. The Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of the Company is solely dependent upon the success of its Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful theatrical distribution of the Picture and the ultimate audience appeal of the Picture if and when completed.

(e) Risk of Motion Picture Distribution. Distribution of films requires specialized marketing expertise and considerable financial resources. Company will be dependent on a distributor for this marketing expertise and for providing funds for prints and advertising. Without the participation of a distributor, there is little likelihood that significant revenues from any source will be realized. The participation of a distributor does not, however, guarantee that the distribution will be successful or that substantial revenues will be realized therefrom.

(f) Changes in the Film Industry. Technological developments have resulted in the availability of alternative distribution mediums for film entertainment, including expanded pay and cable television and videocassettes, DVDs and digital technologies. These alternative distribution mediums typically have different revenue allocation arrangements from one another and such allocation arrangements often vary over time. In recent years, revenues from licensing of films to network television have decreased, revenues from pay television initially increased substantially, then leveled and have recently begun to fall, and revenues from videocassettes and DVDs and digital platforms have increased significantly while being generated by a smaller group of major titles. Generally, however, the level of theatrical success remains a critical factor in generating revenues in these ancillary markets.

(g) Management. Other than as set forth in the Agreement, the investors will not have a right to participate in the management of the business of the Company. Accordingly, no prospective investor should invest unless he or she is willing to entrust all aspects of management to the Company.

(h) Federal Income Tax Consequences. The Company has not been structured to provide tax benefits to investors, and an investment in the Company should not be based on the expectation that tax benefits will accrue therefrom.